Exhibit 99.1

August 13, 2019

Lithium Americas Reports Q2 2019 Results

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") has announced its financial and operating results for the three months ended June 30, 2019.

This news release should be read in conjunction with Lithium Americas’ unaudited condensed consolidated interim financial statements and management's discussion and analysis ("MD&A") for the six months ended June 30, 2019, which are available on Lithium Americas’ website and SEDAR.

HIGHLIGHTS (all amounts are in US$)

Cauchari-Olaroz:

  On April 1, 2019 the Company entered into a definitive transaction agreement whereby Ganfeng Lithium Co., Ltd. (“Ganfeng”) has agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar S.A. (“Minera Exar”), for cash consideration of $160 million (such transaction, the “Project Investment”). On closing of the Project Investment, Ganfeng will increase its direct interest in the Cauchari-Olaroz project from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest (each subject to the rights of JEMSE (a company owned by the Government of Jujuy Province) to acquire an 8.5% interest in Minera Exar).

  Subsequent to the quarter end, Ganfeng advanced $57 million of the $160 million Project Investment to Minera Exar to fund ongoing development activities on the Cauchari-Olaroz project.
  The Company agreed to Ganfeng’s request that the closing date for the Project Investment occur in the second half of August 2019. The funds advanced by Ganfeng to date, and any additional funds advanced by Ganfeng prior to closing, will be applied against Ganfeng’s subscription obligation on closing.

  Development activities are on schedule with the advancement of detailed engineering, ponds construction, drilling of production wells, camp construction, plant design and construction and equipment procurement to support the start of production by the end of 2020.

  Four evaporation ponds are completed and filled with brine, three more are constructed and ready for liner installation and thirteen ponds are at various stages of construction. Overall ponds earthworks completion is 56%.

  A total of ten wells are currently pumping brine to the ponds and seven more wells are under construction.

  Plant and camp platforms are completed and concrete works for the buildings have been started.

  A total of $163 million was advanced to Minera Exar in 2019 year to date by the Company and Ganfeng to fund the construction.

  Over 634 people are working at the site, including 202 Minera Exar employees and 432 contractors.

  Initial Stage 1 capital cost estimate of $425 million, on a 100% basis and before value-added taxes (“VAT”), remains unchanged. Minera Exar is completing a feasibility study exploring an increase in the stated production capacity of the Cauchari-Olaroz project from 25,000 tpa to an aggregate of 40,000 tpa of lithium carbonate. Results of the feasibility study are expected in September 2019.

  The Company increased the Measured and Indicated mineral resource at the Cauchari-Olaroz project by 53% to 17.9 million tonnes of lithium carbonate equivalent (“LCE”) at 581 mg/L average grade and the Inferred mineral resource to 5.1 million tonnes of LCE at 602 mg/L.

Thacker Pass:

  Lithium Nevada Corp. (“Lithium Nevada”) has submitted a draft Mine Plan of Operations to the Bureau of Land Management on schedule in Q3 2019. This will be followed by the development of the Environmental Impact Statement (“EIS”), which is a National Environmental Policy Act process required to obtain the key federal regulatory permits for construction and operations. The EIS process is expected to be completed in the second half of 2020.

  Work has advanced as planned in Lithium Nevada’s testing facility located in Reno, Nevada on its proprietary process. Recent process testing has resulted in additional efficiencies, predominantly by the reduction of sulphuric acid consumption and development of effective gangue removal.

  Samples of lithium sulphate have been prepared for shipment to vendors who will design equipment for further processing of lithium sulphate into lithium carbonate. This work is expected to be completed by Q1 2020.

  A patent application has been submitted to the United States Patent and Trademark Office to protect fundamental aspects about the Company’s proprietary lithium extraction technology, which includes elements from the attrition process through to crystallization.

  The Company is considering the production of lithium hydroxide in addition to lithium carbonate directly from lithium sulphate to provide added flexibility to market demand.

  The Company has commenced the preparation of a NI 43-101 compliant definitive feasibility study (“DFS”) which is expected to provide detail on the status of the permitting process, outcomes of the 2018 exploration program and process testing facility, project design, costs and economic performance. Results from the DFS are forecasted to be released in due course.

  The Company is evaluating potential partnership and financing scenarios for Thacker Pass.

RheoMinerals:

  RheoMinerals Inc.’s sales for the three months ended June 30, 2019 were $1.5 million (2018 – $0.9 million). This represents a 67% increase in sales for the three months ended June 30, 2019 year over year.

Corporate:

  As at June 30, 2019, the Company had $31.5 million in cash and cash equivalents.

  As at June 30, 2019, the Company has total available credit of $221.2 million. The Company has drawn $83.8 million ($28.8 million drawn in Q2 2019) of the $205 million senior credit facility available to fund the Company’s share of Cauchari-Olaroz project construction. An additional $100 million unsecured, limited recourse, subordinated loan facility, remains undrawn and available for the Company’s general corporate purposes.

  On May 15, 2019, concurrent with Tom Hodgson’s retirement, the Board of Directors appointed Jonathan (Jon) Evans, formerly the President and Chief Operating Officer, to the role of President, Chief Executive Officer and a director of the Company.

  On June 26, 2019 Fabiana Chubbs was elected to Lithium Americas’ Board of Directors. Ms. Chubbs is a CPA in Canada and Argentina, she holds a Bachelor of Business Administration degree from the University of Buenos Aires and has over 25 years of experience in M&A, tax, audit and business advisory. She was the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018. Jean Fraser did not stand for re-election at the Annual General Meeting of Shareholders and ceased to be a director of the Company on June 26, 2019.

Financial Results:

The following selected financial information is presented in thousands of US dollars, shares and other equity instruments in thousands, unless otherwise stated and except in relation to per share amounts.

Selected consolidated financial information is presented as follows:

	2019		2018
	Q2	Q1	Q2
	$	$	$
Total assets	164,876	139,748	103,868
Total liabilities	89,790	60,260	5,553
Working capital	31,748	38,034	32,572
Loans and contributions to Joint Venture for the period	29,300	37,781	8,219
Net loss for the period	(6,654)	(4,468)	(6,649)
Basic and diluted loss per common share	(0.07)	(0.05)	(0.08)

Changes in the Company’s total assets are driven mainly by financings, increases in loans and contributions to the Joint Venture and expenses in the period. In Q2 2019 total assets increased primarily as a result of the $28,750 in loans made to the Joint Venture which were funded by drawdowns from the credit facility, partially offset by the expenses incurred in the period.

Changes in the Company’s working capital are driven by financings, equity contributions and loans made by the Company to the Joint Venture, and expenses in the period.

Net loss for the three months ended June 30, 2019 was $6,654 compared to $6,649 for the three months ended June 30, 2018. The net loss was consistent in the periods mainly due to a share of gain (versus loss in Q2 2018) in Joint Venture, higher organoclay sales and a decrease in general and administrative costs being partially offset by transaction costs and finance costs, higher stock-based compensation and a decrease in the foreign exchange gain.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association. Mr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ current technical reports for the Cauchari-Olaroz lithium project and the Thacker Pass lithium project, available at www.sedar.com.

About Lithium Americas:

Lithium Americas, together with Ganfeng, is developing the Caucharí-Olaroz lithium brine project, under construction in Jujuy, Argentina. In addition, Lithium Americas owns 100% of the Thacker Pass lithium project located in Nevada, the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E6
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things: the expected benefits from the Project Investment, successful completion of each component of, and the closing of, the Project Investment and timing thereof; completion of the Project Investment prior to the August 31, 2019 outside date; treatment of interim advances by Ganfeng; statements regarding anticipated decision making with respect to Minera Exar; anticipated rates of production at the Cauchari-Olaroz project; successful development of the Cauchari-Olaroz project and the Thacker Pass project, including timing, anticipated production, and results thereof, the Company’s ability to successfully fund, or remain fully funded for, such development, results of the Company’s engineering, design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated, timing, results and completion of the DFS, expected outcome and timing of environmental surveys and permit applications and other environmental matters, successful results from the Company’s testing facility and third-party tests related thereto, accuracy of estimates of mineral resources, whether mineral resources can ever be converted into mineral reserves, whether the Company ever adopts a 40,000 tpa development plan for the Cauchari-Olaroz project; the potential for partnership and financing scenarios for the Thacker Pass project; and increases to profitability of RheoMinerals’ business.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, successful closing of the Project Investment and other transactions described herein, including satisfaction of conditions precedent thereto and timing thereof, forecasted demand for lithium products, the Company’s ability to fund, advance and develop the Cauchari-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, accuracy of current budget and construction estimates, maintenance of a positive business relationship with Ganfeng, timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project and a stable and supportive legislative, regulatory and community environment. Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in transactions similar to the Project Investment, successful completion of all conditions precedent thereto, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, changes in project parameters and funding thereof, changes in legislation, governmental or community policy, title risk, cost overruns, operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.